CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

	Maximum
	Aggregate	Amount of
Title of Securities Being Registered	Offering Price	Registration Fee
8.25% Notes due 2019	1,000,000,000	$39,300

Filed pursuant to Rule 424(b)(5)
Registration No. 333-157406

PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 19, 2009)

$1,000,000,000

Noble Energy, Inc.

8.25% Notes due 2019

We are offering an aggregate of $1,000,000,000 of our 8.25% Notes due 2019, which we refer to as the “notes.” The notes will mature on March 1, 2019.

We will pay interest on the notes on March 1 and September 1 of each year, beginning September 1, 2009. We may redeem all or part of the notes at any time at the redemption price described in this prospectus supplement under “Description of the Notes — Optional Redemption.” There is no sinking fund for the notes.

The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness that is not subordinated to the notes. The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Investing in the notes involves risks.  See “Risk Factors” beginning on page S-5 of this prospectus supplement and on page 19 of our Annual Report on Form 10-K for the year ended December 31, 2008.

	Per Note	Total

Public offering price(1)	99.529%	$995,290,000
Underwriting discount	0.65%	$6,500,000
Proceeds, before expenses, to us	98.879%	$988,790,000

(1)	Plus accrued interest, if any, from February 27, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form on or about February 27, 2009.

Joint Book-Running Managers

Deutsche Bank Securities	J.P. Morgan

Barclays Capital	RBS Greenwich Capital	UBS Investment Bank

Co-Managers

Banc of America Securities LLC	BMO Capital Markets
BNP PARIBAS	Citi
Credit Suisse	Mitsubishi UFJ Securities
Mizuho Securities USA Inc.	Wells Fargo Securities

February 24, 2009

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus or in any free writing prospectus filed with the Securities and Exchange Commission and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy those securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf process, we may, from time to time, issue and sell to the public any combination of the securities described in the accompanying prospectus up to an indeterminate amount, of which this offering is a part.

This prospectus supplement describes the specific terms of the notes we are offering and certain other matters relating to us. The accompanying prospectus gives more general information about securities we may offer from time to time, some of which does not apply to the notes we are offering. Generally, when we refer to the prospectus, we are referring to this prospectus supplement combined with the accompanying prospectus. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements give our current expectations or forecasts of future events. These forward-looking statements include, among others, the following:

•	our growth strategies;

•	our ability to successfully and economically explore for and develop crude oil and natural gas resources;

•	anticipated trends in our business;

•	our future results of operations;

•	our liquidity and ability to finance our acquisition, exploration and development activities;

•	our outlook on global economic conditions and markets;

•	market conditions in the oil and gas industry;

•	our ability to make and integrate acquisitions; and

•	the impact of governmental regulation.

Forward-looking statements are typically identified by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements may be expressed differently. These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. You should consider carefully the statements under Item 1A. Risk Factors and other sections of our Annual Report on Form 10-K for the year ended December 31, 2008, which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements.

SUMMARY

This summary does not contain all of the information that is important to you. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a more complete understanding of this offering. You should read “Risk Factors” beginning on page S-5 of this prospectus supplement and on page 3 of the accompanying prospectus for more information about important risks that you should consider before making a decision to purchase notes in this offering.

“Our,” “we,” “us” and “Noble Energy” as used in this prospectus supplement and the accompanying prospectus refer to Noble Energy, Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires.

Noble Energy, Inc.

Noble Energy, Inc. is a Delaware corporation, formed in 1969, that has been publicly traded on the New York Stock Exchange since 1980. We are an independent energy company that has been engaged in the acquisition, exploration, development, production and marketing of crude oil, natural gas and natural gas liquids since 1932. We operate primarily in the Rocky Mountains, the Mid-continent and deepwater Gulf of Mexico areas in the US, with key international operations offshore Israel, the North Sea and West Africa.

For a further description of our business, properties and operations, you should read our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into this prospectus supplement.

The Offering

Issuer	Noble Energy, Inc.

Securities Offered	$1,000,000,000 aggregate principal amount of 8.25% Notes due 2019.

Denominations	The notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Maturity Date	March 1, 2019.

Interest Rate	8.25% per annum.

Interest Payment Dates	We will pay interest on the notes on March 1 and September 1 of each year, beginning September 1, 2009.

Optional Redemption	We may redeem the notes, in whole or in part, at any time at the redemption price described under “Description of the Notes — Optional Redemption” on page S-11.

Ranking	The notes will:

• rank pari passu with any of our other senior unsecured indebtedness;

• be junior in right of payment to all of our secured obligations (insofar as the assets securing such obligations are concerned); and

• be effectively subordinated in right of payment to the creditors and preferred equity holders of our subsidiaries upon any liquidation or reorganization of those subsidiaries.

Covenants	We will issue the notes under an indenture containing covenants for your benefit. These covenants restrict our ability to take certain actions, including, but not limited to, the creation of liens securing debt. See “Description of Debt Securities — Certain Covenants Applicable to the Debt Securities — Limitations on Liens” on page 9 of the accompanying prospectus.

Use of Proceeds	We intend to use the net proceeds from this offering to repay outstanding indebtedness under our revolving credit facility. See “Use of Proceeds” on page S-6.

Issuance of Additional Notes	We may, without the consent of the holders of the notes, issue additional securities so that the new securities may be consolidated and form a single series with the notes and have the same terms as to ranking, maturity, redemption or otherwise as the notes.

RISK FACTORS

An investment in the notes involves risks.  In addition to the risk factors set forth below, you should also carefully consider all of the information included and incorporated by reference into this prospectus supplement and the accompanying prospectus, including the risk factors and other information appearing under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 before investing in the notes.

An active trading market for the notes may not develop.

The notes are a new issue of securities with no established trading market, and we do not intend to list them on any securities exchange or automated quotation system. As a result, an active trading market for the notes may not develop, or if one does develop, it may not be sustained. If an active trading market fails to develop or cannot be sustained, you may not be able to resell your notes at their fair market value or at all.

The notes do not restrict our ability to incur additional debt or prohibit us from taking other actions that could negatively impact holders of notes.

We are not restricted under the terms of the notes or the indenture governing the notes from incurring additional debt. As of December 31, 2008, we had approximately $494 million of additional borrowing capacity under our bank revolving credit facility, subject to specific requirements, including compliance with financial covenants in our bank credit agreements. We also have available an additional $110 million of unsecured and uncommitted lines of credit which we may use for short-term borrowings to manage working capital cash flows. Although the indenture limits our ability to issue secured debt without also securing the notes, these limitations are subject to a number of exceptions. See “Description of Debt Securities — Certain Covenants Applicable to the Debt Securities — Limitation on Liens” in the accompanying prospectus.

The notes are effectively junior to the existing and future liabilities of our subsidiaries and to our secured debt to the extent of the assets securing the same.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes. In addition, any payment of dividends, loans, or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors and preferred equity holders. At December 31, 2008, our subsidiaries had no indebtedness for borrowed money or preferred equity outstanding, and had approximately $764 million of other liabilities (excluding intercompany loans) outstanding, to which the notes would have been effectively subordinated.

The notes are our unsecured obligations and will rank equally in right of payment with all of our other existing and future unsecured, unsubordinated obligations. The notes are not secured by any of our assets. Claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets. As of the date of this prospectus supplement we had no secured debt outstanding.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $988,790,000, after deducting underwriting discounts and commissions but before deducting estimated expenses of the offering. We plan to use the net proceeds from this offering to repay outstanding indebtedness under our revolving credit facility maturing 2012. As of December 31, 2008, the weighted average interest rate applicable to borrowings under the credit facility was 0.80%.

Affiliates of each of the underwriters are lenders under our revolving credit facility and will receive a ratable portion of the amounts to be repaid thereunder. These amounts, in the aggregate, will equal a significant portion of the net proceeds of the offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2008 on an actual basis and on an as adjusted basis to give effect to the sale of the notes offered hereby and the application of the net proceeds therefrom, before expenses, as described under “Use of Proceeds.” You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2008
	Actual	As Adjusted
	(In millions)
	(Unaudited)

Cash and cash equivalents	$1,140	$1,140

Long-term debt:
$2.1 billion Credit Facility	1,606	617
5 1/4% Senior Notes, due April 2014	200	200
7 1/4% Notes, due October 2023	100	100
8% Senior Notes, due April 2027	250	250
7 1/4% Senior Debentures, due August 2097	89	89
8 1/4% Notes due 2019	—	1,000

Total long-term debt	2,245	2,256
Installment payments — current portion	25	25

Outstanding debt	2,270	2,281
Less: unamortized discount	(4)	(9)

Total debt	2,266	2,272

Shareholders’ equity:
Preferred stock — par value $1.00; 4 million shares authorized, none issued	—
Common stock — par value $3.33 1/3; 250 million shares authorized; 192 million shares issued	641	641
Capital in excess of par value	2,193	2,193
Accumulated other comprehensive loss	(110)	(110)
Treasury stock, at cost: 19 million shares	(614)	(614)
Retained earnings	4,199	4,199

Total shareholders’ equity	6,309	6,309

Total capitalization	$8,575	$8,581

SUMMARY FINANCIAL DATA

The following table sets forth summary consolidated financial data as of and for the years ended December 31, 2004 through 2008 which have been derived from our audited financial statements. This information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,
	2008	2007	2006(1)	2005(2)	2004
	(In millions, except as noted)

Revenues and Income
Total revenues	$3,901	$3,272	$2,940	$2,187	$1,351
Income from continuing operations	1,350	944	678	646	314
Net income	1,350	944	678	646	329
Per Share Data
Basic earnings per share —
Income from continuing operations	$7.83	$5.52	$3.86	$4.20	$2.69
Net income	7.83	5.52	3.86	4.20	2.82
Cash dividends	0.660	0.435	0.275	0.150	0.100
Year-end stock price	49.22	80.66	49.07	40.30	30.83
Basic Weighted Average Shares Outstanding	173	171	176	154	117
Cash Flows
Net cash provided by operating activities	2,285	2,017	1,730	1,240	708
Additions to property, plant and equipment	1,971	1,414	1,357	786	554
Acquisitions	292	—	412	1,111	—
Financial Position
Cash and cash equivalents	1,140	660	153	110	180
Commodity derivative instruments — current	437	15	35	29	29
Property, plant and equipment, net	9,004	7,945	7,171	6,199	2,181
Goodwill	759	761	781	863	—
Total assets	12,384	10,831	9,589	8,878	3,436
Long-term obligations —
Long-term debt	2,241	1,851	1,801	2,031	880
Deferred income taxes	2,174	1,984	1,758	1,201	180
Commodity derivative instruments	2	83	329	758	10
Asset retirement obligations	184	131	128	279	175
Other	300	337	275	280	69
Shareholders’ equity	6,309	4,809	4,114	3,090	1,460
Operations Information
Consolidated crude oil sales (Bopd)	69	77	75	57	44
Average realized price ($/Bbl)(3)	$82.60	$60.61	$54.47	$45.35	$34.48
Consolidated natural gas sales (Mcfpd)(4)	767	687	623	508	367
Average realized price ($/Mcf)(3)	$5.04	$5.26	$5.55	$5.78	$4.76
Consolidated NGL sales (Bpd)(4)	9	—	—	—	—
Average realized price ($/Bbl)	$50.15	$—	$—	$—	$—

	Year Ended December 31,
	2008	2007	2006(1)	2005(2)	2004
	(In millions, except as noted)

Proved Reserves
Crude oil, condensate and NGL reserves (MMBbl)	311	329	296	291	193
Natural gas reserves (Bcf)	3,315	3,307	3,231	3,091	1,987
Total reserves (MMBoe)	864	880	835	806	525
Number of Employees	1,571	1,398	1,243	1,171	559
Pro Forma Ratio of Earnings to Fixed Charges(5)	13.7	—	—	—	—

(1)	Includes the effects of the acquisition of U.S. Exploration Holdings, Inc. and the sale of Gulf of Mexico shelf properties. See Item 8. Financial Statements and Supplementary Data — Note 4 — Acquisitions and Divestitures in our Annual Report on Form 10-K for the year ended December 31, 2008 for additional information.

(2)	Includes the effect of the acquisition through merger of Patina Oil & Gas Corporation.

(3)	Prices include effects of oil and gas hedging activities. See Item 8. Financial Statements and Supplementary Data — Note 6 — Derivative Instruments and Hedging Activities in our Annual Report on Form 10-K for the year ended December 31, 2008.

(4)	Prior to January 1, 2008, US NGL sales volumes were included with natural gas volumes. Effective January 1, 2008 we began reporting US NGLs separately where we have the right to take title, which lowered the comparative natural gas sales volumes during the fiscal year ended December 31, 2008.

(5)	The pro forma ratio of earnings to fixed charges for the year ended December 31, 2008 is presented because the net proceeds from this offering will be used to retire amounts outstanding under our revolving credit facility and the use of these proceeds in this manner will affect the historical ratio for the period noted by more than ten percent. For purposes of calculating the pro forma ratio of earnings to fixed charges, fixed charges have been adjusted to reflect the increase in interest expense resulting from the proposed issuance of the notes, net of the decrease in interest costs resulting from the retirement of a portion of amounts outstanding under our revolving credit facility. See “Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends” in the accompanying prospectus.

DESCRIPTION OF THE NOTES

We will issue the notes under an indenture, to be dated as of February 27, 2009, between us and Wells Fargo Bank, National Association, as supplemented by a supplemental indenture to be dated as of February 27, 2009, establishing the terms of the notes.

The notes are a series of “debt securities” as that term is used in the accompanying prospectus. The description of the notes in this prospectus supplement supplements, and to the extent inconsistent therewith, replaces the description of the general provisions of the debt securities in the accompanying prospectus. You should read the information under the caption “Description of Debt Securities” in the accompanying prospectus for information regarding the notes that is not summarized below. These descriptions do not restate the provisions of the indenture and supplemental indenture in their entirety. We urge you to read those documents because they, and not this description, define your rights as a holder of the notes. Copies of the indenture and supplemental indenture will be filed with the SEC as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

In this “Description of the Notes,” references to “we,” “our,” “us” or “Noble Energy” mean Noble Energy, Inc., excluding its subsidiaries, and references to the indenture mean the indenture as supplemented by the supplemental indenture establishing the terms of the notes.

General

The notes will mature on March 1, 2019. Interest on the notes will accrue at the rate of 8.25% per year from February 27, 2009, or from the most recent interest payment date to which interest has been paid or duly provided for. Interest on the notes will be payable semiannually on March 1 and September 1 of each year, commencing September 1, 2009, to the persons in whose names the notes are registered at the close of business on the February 15 or August 15 immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

If any interest payment date, stated maturity date or redemption date falls on a day that is not a business day, the required payment of principal, premium (if any) and/or interest will be made on the next succeeding business day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such interest payment date, stated maturity date or redemption date, as the case may be, to the date of such payment on the next succeeding business day. As used in this prospectus supplement, “business day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in The City of New York.

The notes are initially limited in aggregate principal amount to $1,000,000,000. We may, without the consent of the holders of the notes, issue additional securities so that the new securities may be consolidated and form a single series with the notes and have the same terms as to ranking, maturity, redemption or otherwise as the notes.

The notes will be senior unsecured obligations of ours. The notes will rank senior in priority to any subordinated unsecured indebtedness and pari passu with any of our other senior unsecured indebtedness. The notes will be junior in right of payment to all of our secured obligations (insofar as the assets securing such obligations are concerned) and will be effectively subordinated in right of payment to the creditors and preferred equity holders of our subsidiaries upon the liquidation or reorganization of those subsidiaries. As of the date of this prospectus supplement, we had no outstanding secured indebtedness. As of December 31, 2008, our subsidiaries had no indebtedness for borrowed money or preferred equity outstanding, and had approximately $764 million of other liabilities (excluding intercompany loans) outstanding, to which the notes would have been effectively subordinated.

The notes will not be subject to, or entitled to the benefits of, any sinking fund. The indenture does not limit the amount of indebtedness that we may incur.

Optional Redemption

The notes will be redeemable prior to maturity at our option, in whole or in part at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of the notes to be redeemed and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the treasury rate plus 50 basis points, plus, in each case, accrued interest on the principal amount being redeemed to the date of redemption.

“Treasury rate” means, with respect to any redemption date,

(i) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 (519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the final maturity date for the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the treasury rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

(ii) if the treasury rate cannot be determined pursuant to clause (i) because such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of three Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of five Reference Treasury Dealer Quotations obtained, or (ii) if the trustee obtains fewer than five Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York time, on the third business day preceding the redemption date.

“Reference Treasury Dealer” means each of Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Barclays Capital Inc., Greenwich Capital Markets, Inc., and UBS Securities LLC or their affiliates that are primary U.S. Government securities dealers and their respective successors. If any of the foregoing ceases to be a primary U.S. Government securities dealer, we will substitute another primary U.S. Government securities dealer in The City of New York.

In the case of any partial redemption, selection of the notes for redemption will be made by the trustee by lot or by such other method as the trustee in its sole discretion deems to be fair and appropriate. See “Description of Debt Securities — Book-Entry, Delivery and Form” in the accompanying prospectus.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the applicable redemption date to each holder of notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Governing Law

The notes and the indenture will be governed by the laws of the State of New York.

Book-Entry Notes

We will issue the notes only in book-entry form — i.e., as global notes registered in the name of The Depository Trust Company, New York, New York, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Description of Debt Securities — Book-Entry, Delivery and Form.”

Investors may hold interests in a global note through organizations that participate, directly or indirectly, in the DTC system. See “Description of Debt Securities — Book-Entry, Delivery and Form” in the accompanying prospectus for additional information about indirect ownership of interests in the notes.

MATERIAL U. S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax considerations of purchasing, owning and disposing of the notes. This discussion applies only to the initial holders of the notes who acquire the notes for a price equal to the issue price of the notes and who hold the notes as capital assets. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	persons subject to the alternative minimum tax;

•	dealers in securities or currencies;

•	traders in securities who mark their securities to market for U.S. federal income tax purposes;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	real estate investment trusts;

•	regulated investment companies;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities and holders of interests therein.

This discussion is included for general information only and does not address all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this discussion does not address any state or local income, foreign income or other tax consequences. This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended ( the “Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of notes as described below. Before you purchase notes, you should consult your own tax advisor regarding the particular U.S. federal, state and local income, foreign income and other tax consequences of acquiring, owning and disposing of notes that may be applicable to you.

U.S. Holders

The following summary applies to you only if you are a U.S. holder (as defined below) of the notes.

Definition of a U.S. Holder

A “U.S. holder” is a beneficial owner of a note or notes who or which is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or

•	a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Code) have the authority to control all of the trust’s substantial decisions, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds a note, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status and the activities of the partner and the partnership. Each partner in a partnership (or entity treated as a partnership for U.S. federal income tax purposes) should consult their own tax advisors.

Payments of Interest

Interest on your notes will be taxed as ordinary interest income. In addition:

•	if you use the cash method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time that you receive the interest; and

•	if you use the accrual method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time that the interest accrues.

Sale or Other Disposition of Notes

When you sell or otherwise dispose of your notes in a taxable transaction, you generally will recognize taxable gain or loss equal to the difference, if any, between:

•	the amount realized on the sale or other disposition, less any amount attributable to accrued interest, which will be taxable as ordinary income to the extent you have not previously included such accrued interest in income; and

•	your adjusted tax basis in the notes.

Your adjusted tax basis in your notes generally will equal the amount you paid for the notes decreased by any payments of principal received on the notes. Your gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate U.S. holder, your long-term capital gain generally will be subject to a maximum tax rate of 15% for taxable years beginning on or before December 31, 2010. For taxable years beginning on or after January 1, 2011, the long-term capital gain rate is currently scheduled to increase to 20%.

Additional Notes

You should be aware that additional notes that are treated for non-tax purposes as a single series with the original notes may be treated as part of a separate issuance for U.S. federal income tax purposes. In such case, for U.S. federal income tax purposes, the new notes may be considered to have been issued with original issue discount, which may affect the market value of the original notes since such additional notes may not be distinguishable from the original notes.

Information Reporting and Backup Withholding

Information reporting requirements apply to interest and principal payments and to the proceeds of sales of notes before maturity. These amounts generally must be reported to the Internal Revenue Service (“IRS”) and to you. In general, “backup withholding” may apply:

•	to any payments made to you of principal and interest on your notes, and

•	to payment of the proceeds of a sale or other disposition of your notes before maturity,

if you are a non-corporate U.S. holder and fail to provide a correct taxpayer identification number, certified under penalties of perjury, or otherwise fail to comply with applicable requirements of the backup withholding rules.

The applicable backup-withholding rate will be the fourth lowest income tax rate applicable to unmarried individuals for the relevant taxable year. Presently, the backup withholding rate is 28%. The rate is currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2011. The backup withholding tax is not an additional tax and may be credited against your U.S. federal income tax liability if the required information is provided to the IRS in a timely manner.

Non-U.S. Holders

The following summary applies to you if you are not a U.S. holder (as defined above) or a partnership (including an entity treated as a partnership for U.S. federal income tax purposes). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by, among other ways, being present in the U.S.:

•	on at least 31 days in the calendar year, and

•	for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year.

Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

U.S. Federal Withholding Tax

Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of interest on your notes under the “portfolio interest” exception of the Code, provided that interest on the notes is not effectively connected with your conduct of a trade or business in the United States and:

•	you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through stock ownership (as provided in the Code);

•	you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•	you certify as to your foreign status by providing a properly executed IRS Form W-8BEN or appropriate substitute form to:

•	us or our paying agent; or

•	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us or our paying agent with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a U.S. income tax treaty, or you provide us or our paying agent with a properly executed IRS Form W-8ECI (or successor form) claiming that the payments of interest are effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Except for the possible application of U.S. federal withholding tax (as described immediately above) and backup withholding tax (see “Information Reporting and Backup Withholding” below), you generally will not have to pay U.S. federal income tax on any gain or income realized from the sale or other disposition of your notes (subject to, in the case of proceeds representing accrued interest, the conditions described in “U.S. Federal Withholding Tax” immediately above) unless:

•	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other taxable disposition of your notes and specific other conditions are present; or

•	the income or gain is effectively connected with your conduct of a U.S. trade or business, and, if a U.S. income tax treaty applies, is attributable to a U.S. “permanent establishment” maintained by you.

If you are engaged in a trade or business in the United States and interest, gain or any other income attributable to your notes is effectively connected with the conduct of your trade or business, and, if a U.S. income tax treaty applies, you maintain a U.S. “permanent establishment” to which the interest, gain or other income is generally attributable, you generally will be subject to U.S. income tax on a net income basis on such interest, gain or income. In this instance, however, the interest on your notes will be exempt from the 30% U.S. withholding tax discussed immediately above under “U.S. Federal Withholding Tax” if you provide a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent on or before any payment date to claim the exemption.

In addition, if you are a foreign corporation, you may be subject to a U.S. branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence. For this purpose, you must include interest and gain on your notes in the earnings and profits subject to the U.S. branch profits tax if these amounts are effectively connected with the conduct of your U.S. trade or business.

Additional Notes

You should be aware that additional notes that are treated for non-tax purposes as a single series with the original notes may be treated as part of a separate issuance for U.S. federal income tax purposes. In such case, for U.S. federal income tax purposes, the new notes may be considered to have been issued with original issue discount, which may affect the market value of the original notes since such additional notes may not be distinguishable from the original notes.

Information Reporting and Backup Withholding

Payments of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. Backup withholding will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “U.S. Federal Withholding Tax” above, and if neither we nor our paying agent has actual knowledge or reason to know that you are a U.S. holder (as described in “— U.S. Holders — Definition of a U.S. Holder” above).

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes though a non-U.S. office of a broker that:

•	is a United States person (as defined in the Code);

•	a foreign person that derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business;

unless the broker has documentary evidence in its files that you are not a United States person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide an IRS Form W-8BEN certifying that you are not a United States person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Barclays Capital Inc., Greenwich Capital Markets, Inc. and UBS Securities LLC, have severally agreed to purchase from us the following respective principal amounts of notes listed opposite their names below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Principal Amount
of
Underwriters	Notes

Deutsche Bank Securities Inc.	$143,080,000
J.P. Morgan Securities Inc.	143,080,000
Barclays Capital Inc.	143,080,000
Greenwich Capital Markets, Inc.	143,080,000
UBS Securities LLC	143,080,000
Banc of America Securities LLC	35,575,000
BMO Capital Markets Corp.	35,575,000
BNP Paribas Securities Corp.	35,575,000
Citigroup Global Markets Inc.	35,575,000
Credit Suisse Securities (USA) LLC	35,575,000
Mitsubishi UFJ Securities International plc	35,575,000
Mizuho Securities USA Inc.	35,575,000
Wells Fargo Securities, LLC	35,575,000

Total	$1,000,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement, if any of these notes are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of 0.40% of the principal amount of the notes. The underwriters may allow, and these dealers may re-allow, a concession of not more than 0.25% of the principal amount of the notes to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms. In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2,000,000.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters may close out any short position by purchasing notes in the open market. A short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the notes in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over the counter market or otherwise.

In the ordinary course of their businesses, the underwriters and their affiliates have from time to time provided, and may in the future provide, investment banking, financial advisory and other services to us and our affiliates for which they have received, or expect to receive, customary fees. Affiliates of each of the underwriters are lenders to us under our revolving credit facility and will receive a ratable portion of the amounts to be repaid thereunder with the net proceeds of this offering.

Each of the underwriters is a member of the Financial Industry Regulatory Authority, Inc., or FINRA. We expect that a significant portion of the net proceeds of this offering will be paid to members of the FINRA or affiliates of members of the FINRA by reason of the repayment of outstanding amounts under our revolving credit facility as described under “Use of Proceeds.” This offering is being conducted in accordance with FINRA Rule 5110(h).

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

LEGAL MATTERS

The validity of the offered notes will be passed upon for us by Thompson & Knight LLP, Dallas, Texas and Houston, Texas, and for the underwriters by Sidley Austin llp, New York, New York.

PROSPECTUS

Noble Energy, Inc.

Debt Securities
Preferred Stock
Common Stock
Warrants

We, Noble Energy, Inc., may offer from time to time our debt securities, preferred stock, common stock and warrants. This prospectus describes the general terms of these securities and the general manner in which we will offer these securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange under the trading symbol “NBL.”

Investing in our securities involves significant risks. You should carefully read the risk factors included in the applicable prospectus supplement and in our periodic reports and other information filed with the Securities and Exchange Commission before investing in our securities.

We may sell these securities to or through underwriters, to other purchasers and/or through agents. The supplements to this prospectus will specify the names of and arrangements with any underwriters or agents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated February 19, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time we offer securities, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below. You should rely only on the information included or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer to sell in any jurisdiction in which the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any other document incorporated by reference in this prospectus is accurate as of any date other than the dates of the applicable documents in which such information appears.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to “Noble Energy” and to the “company,” “we,” “us” or “our” are to Noble Energy, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

Each time we offer to sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus, together with the applicable prospectus supplement, will include or refer you to all material information relating to each offering.

We file annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-07964). Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov and at our web site at http://www.nobleenergyinc.com. You may also read and copy at prescribed rates any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

Our common stock is listed on the New York Stock Exchange under the symbol “NBL.” Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 20 Broad Street, 7th Floor, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents and all documents that we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than, in each case, information furnished rather than filed):

•	our annual report on Form 10-K for the year ended December 31, 2008;

•	our current report on Form 8-K, filed with the SEC on February 2, 2009; and

•	the description of our common stock set forth in our registration statements filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing to us at the following address or calling the following number:

Noble Energy, Inc.
100 Glenborough Drive
Suite 100
Houston, Texas 77067
(281) 872-3100
Attention: Arnold J. Johnson

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements give our current expectations or forecasts of future events. These forward-looking statements include, among others, the following:

•	our growth strategies;

•	our ability to successfully and economically explore for and develop crude oil and natural gas resources;

•	anticipated trends in our business;

•	our future results of operations;

•	our liquidity and ability to finance our acquisition, exploration and development activities;

•	our outlook on global economic conditions and markets;

•	market conditions in the oil and gas industry;

•	our ability to make and integrate acquisitions; and

•	the impact of governmental regulation.

Forward-looking statements are typically identified by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements may be expressed differently. These forward-looking statements are made based on management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. You should consider carefully the statements under Item 1A. Risk Factors and other sections of our annual report on Form 10-K for the year ended December 31, 2008, which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements.

ABOUT US

Noble Energy, Inc. is a Delaware corporation, formed in 1969, that has been publicly traded on the New York Stock Exchange since 1980. We are an independent energy company that has been engaged in the acquisition, exploration, development, production and marketing of crude oil, natural gas and natural gas liquids since 1932. We operate primarily in the Rocky Mountains, the Mid-continent and deepwater Gulf of Mexico areas in the US, with key international operations offshore Israel, the North Sea and West Africa.

Our principal corporate office is located at 100 Glenborough Drive, Suite 100, Houston, Texas 77067-3610, and our telephone number is (281) 872-3100. We maintain a website on the Internet at http://www.nobleenergyinc.com. Information that you may find on our website is not part of this prospectus.

RISK FACTORS

You should carefully consider all of the information included and incorporated by reference into this prospectus, including the risk factors and other information appearing under the headings Item 1A. Risk Factors and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our annual report on Form 10-K for the fiscal year ended December 31, 2008 before investing in our securities. You should also consider similar information contained in any other document filed by us with the SEC after the date of this prospectus before deciding to invest in our securities.

USE OF PROCEEDS

Unless specified otherwise in an accompanying prospectus supplement, we expect to use the net proceeds we receive from the sale of the securities offered by this prospectus and the applicable accompanying prospectus supplement for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated.

	Year Ended December 31,
	2008	2007	2006	2005	2004

Ratio of earnings to fixed charges(1)	20.0	11.2	8.3	10.4	8.7

(1)	The ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for the periods presented because no shares of preferred stock were outstanding during these periods.

Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends were computed based on:

•	“earnings,” which consist of earnings from continuing operations before income taxes, less income from equity investees, less interest capitalized, plus distributed income from equity investees and fixed charges as defined;

•	“fixed charges,” which consist of interest expensed, interest capitalized, preferred stock dividend requirements of consolidated subsidiaries and an estimate of interest within rental expense; and

•	“preferred stock dividends,” which consist of the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.

DESCRIPTION OF DEBT SECURITIES

We may from time to time issue debt securities (referred to herein as the “debt securities”) under an indenture to be entered into between us and Wells Fargo Bank, National Association, as trustee, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. References to the “indenture” in this description mean such indenture as amended or supplemented from time to time.

The following description of the debt securities sets forth certain general terms and provisions of the debt securities to which this prospectus and any prospectus supplement may relate. The particular terms of any series of debt securities and the extent to which the general provisions may apply to a particular series of debt securities will be described in a prospectus supplement relating to that series.

This description is intended to be an overview of the material provisions of the debt securities and the indenture. This summary is not complete and is qualified in its entirety by reference to the indenture as it, and not this description, defines your rights as a holder of the debt securities. A copy of the indenture may be obtained from us upon request.

Unless the context otherwise requires, reference under this “Description of Debt Securities” to “we,” “us,” and “our” are to Noble Energy, Inc. and not to any of our consolidated subsidiaries.

The indenture will not limit the amount of debt securities we may issue under it, and will provide that additional debt securities of any series may be issued up to the aggregate principal amount that we authorize from time to time. Unless otherwise indicated in the applicable prospectus supplement, we will issue the debt securities in denominations of $1,000 or integral multiples of $1,000.

General

The debt securities may be issued from time to time as provided in this prospectus. When the debt securities are offered, a prospectus supplement will explain the particular terms of the debt securities to the extent they are not set forth in or vary from the terms set forth in this prospectus, and in particular, will include the following information about the debt securities offered:

•	the designation, initial principal amount and authorized denominations of debt securities offered;

•	the interest rate borne by the debt securities, which may be fixed or variable, or the method of determining the rate or rates at which the debt securities will bear interest;

•	the interest payment dates and related record dates;

•	the maturity date;

•	whether the debt securities will be issued as registered securities, bearer securities or a combination of the two;

•	whether the debt securities will be issued in the form of one or more global securities and whether such global securities will be issued in a temporary global form or permanent global form;

•	the currency or currencies in which debt securities are denominated, may be purchased, and may be paid (including payments of principal, any premium or interest);

•	whether the currency or currencies for which debt securities may be purchased or in which principal and any premium or interest may be paid is at our election or at the election of a purchaser, the manner in which an election may be made and its terms;

•	a description of any provisions providing for redemption, exchange or conversion of the debt securities at our option, at the option of the holder or otherwise, and the terms and provisions of such a redemption, exchange or conversion;

•	information with respect to book-entry procedures relating to global debt securities;

•	any sinking fund terms;

•	any modifications or additions to, the provisions of the indenture relating to satisfaction and discharge in respect of the debt securities;

•	any index or other method used to determine the amount of payments of principal of and any premium and interest on the debt securities;

•	any changes in or additions to the terms related to the debt securities described herein, including changes in or additions to covenants, events of default or any other provision described herein; and

•	any other information relevant to the terms of the debt securities so offered.

Except as may be described in the applicable prospectus supplement, the indenture will not limit our ability to incur indebtedness or afford holders of debt securities protection in the event of a decline in our credit quality or if we are involved in a takeover, recapitalization or highly leveraged or similar transaction. The prospectus supplement relating to the particular series of debt securities, to the extent not otherwise described in this prospectus, will include any information with respect to any deletions from, modifications of or additions to the covenants or events of default described below and contained in the indenture, including any addition of a covenant or other provision providing event risk or similar protection.

Ranking

The debt securities rank senior in priority to any subordinated unsecured indebtedness and pari passu with any of our other senior unsecured indebtedness. The debt securities are junior in right of payment to all of our secured obligations (insofar as the assets securing such obligations are concerned) and will be effectively subordinated in right of payment to the creditors and preferred equity holders of our subsidiaries upon the liquidation or reorganization of those subsidiaries. At December 31, 2008, we had no outstanding secured indebtedness. Also, at December 31, 2008, our subsidiaries had outstanding trade payables and liabilities in the ordinary course of business, but had no outstanding indebtedness for borrowed money or preferred equity, to which the debt securities would be effectively subordinated.

The indenture does not limit the amount of indebtedness that we may incur.

Interest Rates and Discounts

The debt securities will earn interest at a fixed or floating rate or rates for the period or periods of time specified in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, interest payments on debt securities that bear interest at a fixed rate will be computed on the basis of a 360-day year consisting of twelve 30-day months.

We may sell debt securities at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. We will describe the federal income tax consequences and special considerations that apply to those debt securities in the applicable prospectus supplement.

Exchange, Registration and Transfer

Unless otherwise specified, debt securities of any series will be exchangeable for other debt securities of the same series and of like aggregate principal amount and tenor in different authorized denominations.

You may present debt securities for registration of transfer, together with a duly executed form of transfer, at the office of the security registrar or at the office of any transfer agent designated by us for that purpose with respect to any series of debt securities and referred to in the applicable prospectus supplement. This may be done without service charge but upon payment of any taxes and other governmental charges as described in the indenture. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. We may at any time designate additional transfer agents with respect to any series of debt securities.

In the event of any redemption, we will not be required to:

•	execute, register the transfer of or exchange debt securities of any series during a period of 15 days immediately preceding the day of the mailing of a relevant notice of redemption of debt securities of a series; or

•	execute, register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

Unless we specify otherwise in the applicable prospectus supplement, we will pay the principal of, and any premium and interest on, debt securities at the office of the paying agent or paying agents that we designate at various times. Unless we specify otherwise in the applicable prospectus supplement, the Corporate Trust Office of the trustee and the trustee’s New York office will be designated as our sole paying agents for payments with respect to debt securities that are issuable solely as registered securities.

All monies we pay to a paying agent for the payment of principal of, and any premium and interest on, any debt security that remains unclaimed at the end of two years after becoming due and payable will be repaid to us. After that time, the holder of the debt security will look only to us for payments out of those repaid amounts.

Defaults and Remedies

The indenture provides that each of the following is an Event of Default with respect to the debt securities of a series issued under the indenture:

(1) our failure to pay the principal of or premium, if any, on the debt securities of that series when due;

(2) our failure to pay any interest due on the debt securities of that series and the default continues for 30 days;

(3) our failure to make any required sinking fund payment when due with respect to the debt securities of that series;

(4) our failure for 60 days after written notice to us as specified in the indenture to comply with any of our other covenants in the indenture for the benefit of that series;

(5) default by us under any instrument or other evidence of indebtedness for money borrowed, or any guarantee of payment by us for money borrowed if the effect of such default is to cause an acceleration of the principal amount of such indebtedness and the aggregate amount of such indebtedness or guarantees is in excess of five percent of Consolidated Net Tangible Assets (as defined below under “— Certain Covenants Applicable to the Debt Securities — Certain Definitions”), unless the default has been cured or waived; and

(6) certain events of bankruptcy, insolvency or reorganization relating to us.

If an Event of Default, other than an Event of Default specified in clause (6) above, with respect to the outstanding debt securities of a series occurs and is continuing, either the trustee or holders of at least 25 percent in aggregate principal amount of the debt securities of such series then outstanding may declare the principal amount of all debt securities of such series and all accrued interest thereon to be due and payable immediately. However, at any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, the holders of a majority in aggregate principal amount of such series of debt securities may cause such declaration of acceleration to be rescinded and annulled with respect to the debt securities of that series if we deposit with the trustee an amount sufficient to pay all overdue interest on the debt securities of that series (including, if lawful, interest on the overdue interest), the principal of and premium, if any, on the debt securities of that series that have become due and payable otherwise than by such declaration of acceleration and all amounts due to the trustee and if all other Events of Default with respect to the debt securities of that series, other than the nonpayment of the principal of the debt securities of that series, which have become due solely by such declaration of acceleration, have been cured or waived. If an Event of Default specified in clause (6) above occurs, the principal amount of all the debt securities and all accrued interest thereon will automatically become due and payable.

Unless the Event of Default has been cured or waived, the trustee must transmit notice of the Event of Default to the holders of the debt securities of that series. However, except in the case of a payment default, the trustee may withhold the notice, if and so long as the board of directors, the executive committee or a trust committee of directors or responsible officers of the trustee has in good faith determined that the withholding of the notice is in the interest of the holders of debt securities of that series.

You will not be able to enforce the indenture except as provided in the indenture but nothing shall prevent holders of the debt securities from enforcing payment of the principal of or premium, if any, or interest on their debt securities. The trustee may refuse to enforce the indenture unless it receives reasonable security or indemnity. Subject to certain limitations, holders of a majority in principal amount of the debt securities of a series under the indenture may direct the trustee in its exercise of any trust or power under that indenture with respect to the debt securities of that series.

We will furnish the trustee annually with an officers’ certificate with respect to compliance with the terms of the indenture.

Modification and Waiver

We and the trustee may, without the consent of holders, modify or waive provisions of the indenture for certain purposes, including, among other things, curing ambiguities and maintaining the qualification of the indenture under the Trust Indenture Act. We and the trustee may modify or waive certain provisions of the indenture with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of each series issued under the indenture affected by the modification or waiver. However, the provisions of the indenture may not be waived or modified without the consent of the holders of each debt security affected thereby if the modification or waiver would:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, the debt security;

•	reduce the principal amount of, or interest rate on, the debt security, or change the method of calculating the interest rate on, or reduce any premium payable upon the redemption of, the debt security;

•	change the coin or currency (or other property) in which the debt security or any premium or any interest on the debt security is payable;

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of the debt security or, in the case of redemption, on or after the redemption date;

•	reduce the percentage in principal amount of the outstanding debt securities of a series, the holders of which are required to consent under the indenture in order to take certain actions; or

•	modify certain of the provisions of the indenture relating to modifying the indenture, waiving certain covenants and waiving past defaults, respectively.

The holders of at least a majority in aggregate principal amount of outstanding debt securities of any series issued under the indenture may, on behalf of the holders of all debt securities of that series, waive our compliance with certain restrictive provisions of the indenture. The holders of not less than a majority in aggregate principal amount of debt securities of any series issued under the indenture may, on behalf of all holders of debt securities of that series, waive any past default and its consequences under the indenture with respect to the debt securities of that series, except:

•	a payment default with respect to debt securities of that series; or

•	a default of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security of that series.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person unless:

•	the person formed by the consolidation or into which we are merged, or the person which acquires by conveyance or transfer, or which leases, substantially all of our properties and assets:

•	is organized and validly existing under the laws of the United States, any state, or the District of Columbia; and

•	expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after the transaction becomes effective, no event of default, and no event that would become an event of default, will have occurred and be continuing; and

•	we deliver to the trustee an officer’s certificate and opinion of counsel as provided in the indenture.

Defeasance

Subject to compliance with certain conditions, we may discharge our indebtedness and our obligations or certain of our obligations under the indenture by depositing funds or obligations issued or guaranteed by the United States of America with the trustee.

Defeasance and Discharge.  The indenture provides that we will be discharged from any and all obligations in respect of the debt securities being defeased, other than our obligations relating to:

•	the registration of transfer or exchange of the debt securities;

•	the replacement of stolen, lost or mutilated debt securities; and

•	the maintenance of paying agencies to hold monies for payment in trust;

if we deposit with the trustee, in trust, money and/or U.S. government obligations that, through the payment of interest and principal on the amounts deposited, will provide money in an amount sufficient to pay the principal of and each installment of interest on the debt securities on the stated maturity date in accordance with the terms of the indenture and the debt securities. We may establish the trust only if, among other things, we have delivered to the trustee an opinion of counsel confirming that:

•	we have received from, or there has been published by, the Internal Revenue Service a ruling; or

•	since the date of the indenture there has been a change in the applicable federal income tax law;

in either case to the effect that holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge, and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred. In the event of any defeasance and discharge of the debt securities, you will be entitled to look only to the trust fund for payment of principal of and any premium and interest on your debt securities until maturity.

Defeasance of Certain Obligations.  The indenture provides that we may omit to comply with certain restrictive covenants, including the covenants described under “— Certain Covenants Applicable to the Debt Securities” below and that the omission will not be an Event of Default with respect to the debt securities. This right is commonly known as covenant defeasance, and, in order to exercise it, we will be required to deposit with the trustee, in trust, money and/or U.S. government obligations that, through the payment of interest and principal on the amounts deposited, would provide enough money to pay the principal of and each installment of interest on the debt securities on the stated maturity date in accordance with the terms of the indenture and the debt securities. If we were to exercise our rights in this manner, our other obligations under the indenture and the debt securities would remain in full force and effect. We may effect a covenant defeasance only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance, and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred.

Certain Covenants Applicable to the Debt Securities

We will be subject to the covenant set forth below as well as to any other covenants that may be specified in an applicable prospectus supplement. Please refer to the definitions provided below regarding certain capitalized terms used in this section.

Limitations on Liens.  The indenture provides that if we incur, assume or guarantee a Debt secured by a Mortgage either on any Mineral Interest or on a Restricted Subsidiary’s stock or Debt, we will secure the debt securities on at least an equal basis. These restrictions do not apply to Debt secured by the following:

(1) Mortgages in existence on the date of the indenture;

(2) Mortgages affecting Mineral Interests, shares of capital stock or Debt of an entity existing at the time it becomes a subsidiary or at the time it is merged into or consolidated with us or a subsidiary, or on any shares of capital stock or Debt of any Restricted Subsidiary at the time its becomes a Restricted Subsidiary;

(3) Mortgages on property existing when we acquire the property, or Mortgages on any property that we or any Restricted Subsidiary acquires after the date of the indenture that are created or assumed to secure the payment of all or any part of the purchase price of the property or to secure any Debt incurred prior to, at the time of, or within 180 days after the acquisition of the property for the purpose of financing all or any part of its purchase price;

(4) Mortgages on property constructed or improved after the date of the indenture by us or any Restricted Subsidiary that are created or assumed to secure the payment of all or any part of the cost of the construction or improvement, provided, however, that any Mortgage of this kind shall not apply to any property owned by us or any Restricted Subsidiary prior to the date of the indenture;

(5) Mortgages on our property or the property of a Restricted Subsidiary to secure the payment of all or any part of the costs incurred after the date of the indenture of exploration, drilling, mining or development of the property (which is understood to include servicing, treating, processing, converting, transporting, storage and marketing of Hydrocarbons from the property) for the purposes of increasing the production and sale of oil, gas and other minerals, or any Debt incurred to provide funds for all or any of those purposes;

(6) Mortgages that secure only Debt of a Restricted Subsidiary owed to us or to another Restricted Subsidiary;

(7) Mortgages in favor of the United States or any state or governmental instrumentality thereof securing payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of constructing or improving the property subject to the Mortgages; and

(8) any extension, renewal or replacement, in whole or in part, of any of the Mortgages referred to in the foregoing clauses (1) through (7), inclusive, or of any Debt secured by those Mortgages.

Notwithstanding the foregoing, we or a Restricted Subsidiary may issue, assume or guarantee Debt secured by a Mortgage on any Mineral Interest or on a Restricted Subsidiary’s stock or Debt if such Debt, when added to the sum of all other Debt that would otherwise be restricted by the foregoing (but not including Debt permitted under items (1) through (8) above), does not at any time exceed ten percent of the sum of our Consolidated Net Tangible Assets.

The following transactions shall not be deemed to create Debt secured by a Mortgage:

(1) the sale or other transfer of oil, gas, or other minerals in place for a period of time until, or in an amount such that, the transferee will realize therefrom a specified amount of money, however determined, or a specified amount of oil, gas, or other minerals, or the sale or other transfer of any other interest in property of the character commonly referred to as an oil, gas, or other mineral payment or a production payment, and including, in any case, overriding royalty interests, net profit interests, reversionary interests and carried interests and other similar burdens on production; and

(2) the sale or other transfer by us or any of our Restricted Subsidiaries of properties to a partnership, joint venture or other entity whereby we or the Restricted Subsidiary would retain partial ownership of the properties.

Certain Definitions

The indenture contains definitions of certain terms used in the indenture, including the following:

“Consolidated Net Tangible Assets” means the total amount of all assets included in the consolidated balance sheet of us and our Restricted Subsidiaries, prepared in accordance with generally accepted accounting principles (and as of a date not more than 90 days prior to the date as of which Consolidated Net Tangible Assets are to be determined), less the sum of:

(1) all current liabilities;

(2) all depreciation, depletion, valuation and other reserves;

(3) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles;

(4) investments in and advances to subsidiaries that are not Restricted Subsidiaries; and

(5) minority interests in the equity of Restricted Subsidiaries.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“Hydrocarbons” means oil, gas and other liquid or gaseous hydrocarbons.

“Mineral Interests” means our leasehold and other interests or those of a Restricted Subsidiary in or under oil, gas or other Hydrocarbon fee interests, overriding royalty and royalty interests and any other interest in Hydrocarbons in place wherever located and classified by our Board of Directors as capable of producing Hydrocarbons by us or a Restricted Subsidiary, except any interest that in the opinion of our Board of Directors is not of material importance to the total business conducted by us and our Restricted Subsidiaries.

“Mortgage” means any mortgage, pledge, lien, security interest, conditional sale, or other title retention agreement or other similar encumbrance.

“Restricted Subsidiary” means any subsidiary of ours the assets of which comprise in excess of 15 percent of our total consolidated assets included in the latest audited consolidated balance sheet contained in the latest annual report sent to our shareholders. As of December 31, 2008, we had no subsidiary that would qualify as a Restricted Subsidiary.

Governing Law

The debt securities and the indenture are governed by the laws of the State of New York.

The Trustee

Wells Fargo Bank, National Association will be the trustee under the indenture. The indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the right of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any claim as security or otherwise.

The trustee may be removed with respect to a series of debt securities by the holders of a majority in principal amount of the outstanding debt securities of such series. In addition, if no Event of Default has occurred and is continuing, we may at any time appoint a successor trustee, in which case, the original trustee will be deemed to have resigned.

Book-Entry, Delivery and Form

The debt securities of a series may be issued in the form of one or more registered global securities that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, as Depositary. Unless and until it is exchanged in whole or in part for debt securities in certificated form, a global security may not be transferred except as a whole to a nominee of DTC, or by a nominee of DTC to DTC or another nominee of DTC, or by DTC or any such nominee to a successor Depositary or a nominee of such successor Depositary. Initially, the debt securities will be registered in the name of Cede & Co., the nominee of DTC.

Ownership of beneficial interests in a global security will be limited to persons who have accounts with DTC or its nominee (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of these beneficial ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons held by such participants on their behalf).

So long as DTC, or its nominee, is the registered holder of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the indenture and the debt securities. In addition, no beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

Payments on a global security will be made to DTC or its nominee, as the holder thereof. We have been advised by DTC that upon receipt of any payment in respect of a global security representing any debt securities held by it or its nominee, DTC will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of such global security for the debt securities as shown on the records of DTC or its nominee. We also expect that payments by participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for the customers. Payments by participants will be the responsibility of those participants only. Neither we, the trustee or any of our agents or the trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial ownership interests in a global security to such persons may be limited. Because DTC can only act on behalf of direct participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial ownership interest in a global security to pledge such interest to persons that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate of such interest.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Redemption notices will be sent to DTC. If less than all of the debt securities are being redeemed, DTC’s practice is to reduce by lot the amount of the interest of each direct participant in the debt securities to be redeemed.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the trustee nor any paying agent will have any responsibility for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The debt securities represented by a global security will be exchangeable for debt securities in certificated form of like tenor as such global security in denominations of $1,000 and in any greater amount that is an integral multiple if (i) DTC notifies us that it is unwilling or unable to continue as Depositary for such global security or if at any time DTC is ineligible under the Securities Exchange Act of 1934 and a successor Depositary is not appointed by us within 90 days or (ii) we in our discretion at any time determine not to require all of the debt securities to be represented by a global security and notify the trustee thereof. Any debt securities that are exchangeable pursuant to the preceding sentence are exchangeable for certificated debt securities issuable in authorized denominations and registered in such names as DTC shall direct. Subject to the foregoing, a global security is not exchangeable for certificated debt securities.

Neither we, the trustee nor any paying agent will be liable for any delay by DTC or its nominee in identifying the beneficial owners of the related debt securities, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the debt securities to be issued).

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of:

•	250 million shares of common stock, par value $3.33 1/3 per share, and

•	4 million shares of preferred stock, par value $1.00 per share.

As of February 6, 2009, we had approximately 191,646,428 shares of common stock issued and 172,913,730 shares of common stock outstanding and had reserved 3,362,113 additional shares of common stock for issuance under our various stock and compensation incentive plans. We had no shares of preferred stock outstanding at that date.

The following summary is not complete. You should refer to the applicable provisions of our certificate of incorporation, including the certificates of designations pursuant to which any outstanding series of preferred stock may be issued, and the Delaware General Corporation Law for a complete statement of the terms and rights of the preferred stock and common stock.

Common Stock

Dividends

Holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available for their payment (subject to the rights of holders of the preferred stock, if any).

Voting Rights

Each holder of common stock is entitled to one vote per share. Subject to the rights, if any, of the holder of any series of preferred stock pursuant to applicable law or the provisions of the certificate of designations creating that series, all voting rights are vested in the holders of shares of common stock.

Rights Upon Liquidation

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

Miscellaneous

The issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of common stock are not entitled to preemptive rights. Shares of common stock are not convertible into shares of any other class of capital stock. The approval of 75% of our outstanding voting stock is required for a merger or consolidation or the sale of all or substantially all of our assets.

Preferred Stock

Our certificate of incorporation authorizes our Board of Directors to cause preferred stock to be issued in one or more series, without stockholder action.

The Board of Directors is authorized to determine the number of shares of each series, and the rights, preference and limitations of each series. We may amend our certificate of incorporation to increase the number of authorized shares of preferred stock in a manner permitted by the certificate of incorporation and the Delaware General Corporation Law.

The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

(1) The number of shares of the series of preferred stock being offered;

(2) Voting rights, if any, of the series of preferred stock;

(3) The title and liquidation preference per share of that series of the preferred stock;

(4) The purchase price of the preferred stock;

(5) The dividend rate (or method for determining dividend rates);

(6) The dates on which dividends will be paid;

(7) Whether dividends on that series of preferred stock will be cumulative or noncumulative and, if cumulative, the dates from which dividends will begin to accumulate;

(8) Any redemption or sinking fund provisions applicable to that series of preferred stock;

(9) Any conversion provisions applicable to that series of preferred stock; and

(10) Any additional dividend, liquidation, redemption, sinking fund and other rights and restrictions applicable to that series of preferred stock.

If the terms of any series of preferred stock being offered differ from the terms set forth in this prospectus, we will describe those terms in the prospectus supplement relating to that series of preferred stock. The following summary is not complete. You should refer to the certificate of designations relating to the series of the preferred stock for the complete terms of that preferred stock. We will file that certificate of designations with the SEC promptly after the offering of the preferred stock.

The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, if we liquidate, dissolve or wind-up our business, each series of preferred stock will have the same rank as to dividends and distributions as each other series of the preferred stock we may issue in the future. The preferred stock will have no preemptive rights.

Dividend Rights

Holders of preferred stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, cash dividends at the rates and on the dates set forth in the prospectus supplement. Dividend rates may be fixed or variable or both. Different series of preferred stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on our stock books on record dates determined by the Board of Directors.

Dividends on any series of the preferred stock may be cumulative or noncumulative, as specified in the prospectus supplement. If the Board of Directors fails to declare a dividend on any series of preferred stock for which dividends are noncumulative, then the right to receive that dividend will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

We may not declare or pay any full dividends on any series of preferred stock, unless we have declared and paid, or contemporaneously declare and pay, full dividends for the dividend period commencing after the immediately preceding dividend payment date (and cumulative dividends still owing, if any) on all other series of preferred stock that have the same rank as, or rank senior to, that preferred stock. When we do not pay those dividends in full, we will declare dividends pro rata, so that the amount of dividends declared per share on that series of preferred stock and on each other series of preferred stock having the same rank as, or ranking senior to, that series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on that series of preferred stock and the other preferred stock bear to each other. In addition, we generally may not declare or pay any dividends on our common stock or redeem or purchase any common stock, unless we have paid full dividends, including cumulative dividends still owing, if any, on all outstanding shares of any series of preferred stock. We will not pay any interest, or sum of money in lieu of interest, in connection with any dividend payment or payments that may be in arrears.

Unless otherwise described in the prospectus supplement, we will compute the amount of dividends payable for each dividend period by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that we will compute the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

Rights Upon Liquidation

If we liquidate, dissolve or wind-up our affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive liquidating distributions in the amount set forth in the prospectus supplement relating to that series of preferred stock, plus an amount equal to accrued and unpaid dividends, if any, before any distribution of assets is made to the holders of common stock. If the amounts payable with respect to preferred stock of any series and any stock having the same rank as that series of preferred stock are not paid in full, the holders of preferred stock and of the other stock will share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of preferred stock and any stock having the same rank as the preferred stock are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our property or business nor a merger or consolidation by us with any other corporation will be considered a dissolution, liquidation or winding up of our business or affairs.

Redemption

A series of preferred stock may be redeemable, in whole or in part, at our option. In addition, any series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund. Any redemption provisions that apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be set forth in the prospectus supplement.

If a series of preferred stock is subject to mandatory redemption, the prospectus supplement will specify the year we can begin to redeem shares of the preferred stock, the number of shares of the preferred stock we can redeem each year, and the redemption price per share. We may pay the redemption price in cash, stock or in cash that we have received specifically from the sale of our capital stock, as specified in the prospectus supplement. If the redemption price is to be paid only from the proceeds of the sale of our capital stock, the terms of the series of preferred stock may also provide that, if no capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of preferred stock will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the prospectus supplement.

If fewer than all the outstanding shares of any series of preferred stock are to be redeemed, whether by mandatory or optional redemption, the Board of Directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the shares of preferred stock called for redemption and all rights of the holders of those shares (except the right to receive the redemption price) will cease.

If we have not paid full dividends, including accrued but unpaid dividends, if any, on any series of preferred stock, we may not redeem that series in part and we may not purchase or acquire any shares of that series of preferred stock, except by any offer made on the same terms to all holders of that series of preferred stock.

Voting Rights

Except as indicated in this prospectus or in a prospectus supplement, or except as expressly required by applicable law, the holders of preferred stock will not be entitled to vote.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, preferred stock or common stock. We may issue warrants independently or together with other securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. You should refer to the warrant agreement relating to the specific warrants being offered for the complete terms of the warrant agreement and the warrants.

Each warrant will entitle the holder to purchase the principal amount of debt securities, or the number of shares of preferred stock or common stock, at the exercise price set forth in, or calculable as set forth in, the prospectus supplement. The exercise price may be subject to adjustment upon the occurrence of certain events, as set forth in the prospectus supplement. After the close of business on the expiration date of the warrant, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities through agents, underwriters or dealers, or directly to one or more purchasers without using underwriters or agents.

We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities offered if any of those securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers will be described in the applicable prospectus supplement and may be changed from time to time.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, or the “Securities Act,” and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will identify any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the common stock, which is listed on the New York Stock Exchange. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered under this prospectus will be passed upon for us by Thompson & Knight LLP. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Noble Energy, Inc. and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and, with respect to the consolidated financial statements, PricewaterhouseCoopers LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing. The audit report on the consolidated financial statements refers to the changes in the method of accounting for defined benefit pension and other post retirement plans in 2006.

The financial statements of Alba Plant LLC as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 (not separately presented in the Annual Report on Form 10-K of Noble Energy, Inc. for the year ended December 31, 2008 (“Form 10-K”) and therefore not incorporated by reference herein) have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report thereon has been incorporated in this prospectus by reference to the Form 10-K and has been so incorporated in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

Our estimates of proved reserves associated with our interests in oil and gas properties is confirmed in the audit letter of Netherland, Sewell & Associates, Inc., an independent petroleum consulting firm, and has been included in this document, and incorporated by reference into this document, upon the authority of said firm as experts with respect to the matters covered by such audit letter and in giving such audit letter.

$1,000,000,000

Noble Energy, Inc.

8.25% Notes due 2019

PROSPECTUS SUPPLEMENT

Deutsche Bank Securities

J.P. Morgan

Barclays Capital

RBS Greenwich Capital

UBS Investment Bank

Banc of America Securities LLC

BMO Capital Markets

BNP PARIBAS

Citi

Credit Suisse

Mitsubishi UFJ Securities

Mizuho Securities USA Inc.

Wells Fargo Securities

February 24, 2009